January 27, 2017

Maryse Mills-Apenteng

Special Counsel Office of Information Technologies and Services

Re: Eternal Speech, Inc.

Amendment No. 8 to Registration Statement on Form S-1

Filed January 12, 2017

File No., 333-205720

Re: Letter dated January 26, 2017

Thank you for your comments and assistance on our filing, as per your suggestions please find an outline of the amendments made to the above referred Document.

Changes In and Disagreements with Accountants…, page 34

1. On December 8, 2016, Seale and Beers CPAs, LLC was dismissed as your independent accountant and you retained AMC Auditing as a replacement. Please revise to disclose the information regarding the changes in and disagreements with accountants on accounting and financial disclosure pursuant to Item 11 of Form S-1 and Item 304 of Regulation S-K. Please also revise to refer to the additional fourth paragraph to the audit report for the going concern opinions as required by Item 304(a)(1)(ii) of Regulation S-K. Ensure that the Exhibit 16 letter provided by your former accountant is filed as an exhibit with your next amendment.

The Company has revised the information regarding the changes in and disagreements with accountants on accounting and financial disclosure pursuant to Item 11 of Form S-1 and Item 304 of Regulation S-K and has attached Exhibit 16 letter.

Sincerely,

s/Suthep Thepchit

Suthep Thepchit

Eternal Speech, Inc.

President

www.eternalspeech.com

suthep.thepchit@eternalspeech.com

Phone: (775)562-0589